UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                           STATEMENT OF CHANGES IN
                             BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities
          Exchange Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(h)
                  of the Investment Company Act of 1940

1.     Name and Address of Reporting Persons

       J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust 999 Main Street, Suite 1300
       Boise, ID  83702

2.     Issuer Name and Ticker or Trading Symbol

       Remington Oil and Gas Corporation (REM)

3.     I.R.S. Identification Number of Reporting Person, if an entity
       (Voluntary)

       ###-##-####

4.     Statement for Month/Day/Year

       February 13, 2003

5.     If Amendment, Date of Original (Month/Day/Year)



6.     Relationship of Reporting Person(s) to Issuer
       (Check All Applicable)

       [___]   Director
       [ X ]  10% Owner


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       [___]  Officer (give title below)
       [___]  Other (specify below)

7.     Individual or Joint/Group Filing (Check Applicable Line)

       [___]  Form filed by One Reporting Person
       [ X ]  Form filed by More than One Reporting Person


                TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
                     DISPOSED OF, OR BENEFICIALLY OWNED

1.     Title of Security (Instr. 3)

       Common Stock

2.     Transaction Date (Month/Day/Year)

            2/11/03
            2/12/03
            2/13/03

2A.    Deemed Execution Date, if any (Month/Day/Year)

3.     Transaction Code (Instr. 8)

       CODE

       S

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

           AMOUNT          (A) OR (D)          PRICE

           10,000           D                  $19.54
           10,000           D                  $19.6668
           10,000           D                  $19.6212

5.     Amount of Securities Beneficially Owned following
Reporting Transaction(s) (Instr. 3 and 4)

        5,477,928

6.     Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

            D -
            I -         5,477,928


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7.     Nature of Indirect Beneficial Ownership (Instr. 4)

2,785,028 shares are owned by JRS Properties III L.P. ("JRS Properties III"). The J.R. Simplot Self Declaration of Revocable Trust (the "Trust"), of which Mr. Simplot is the beneficiary and trustee, controls JRS Properties III. The Trust and a trust for the benefit of Mr. Simplot's spouse ("Mrs. Simplot's Trust"), which exercises no investment control, hold approximately 79.6% of the beneficial interest in the shares owned by JRS Properties III.

2,692,900 shares are owned by JRS Properties L.P. ("JRS Properties"). The Trust controls JRS Properties. The Trust and Mrs. Simplot's Trust hold approximately 98.7% of the beneficial interest in the shares owned by JRS Properties.


                  TABLE II - DERIVATIVE SECURITIES ACQUIRED,
                      DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)


2.     Conversion or Exercise Price of Derivative Security

3.     Transaction Date (Month/Day/Year)

3A.    Deemed Execution Date, if any (Month/Day/Year)

4.     Transaction Code (Instr. 8)

            CODE            V
            ----            --

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

            (A)               (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

            Date Exercisable          Expiration Date


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7.    Title and Amount of Underlying Securities (Instr. 3 and 4)

            Title                     Amount of Number of Shares

8.     Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficially Owned following Reported Transaction(s) (Instr. 4)

10.    Ownership Form of Derivative Security: Direct (D) or Indirect (I)
 (Instr. 4)

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

                                    Reporting Persons:

Dated:   February 13, 2003

                                         /s/ J.R. Simplot
                                         --------------------------------
                                         J.R. Simplot

                                         By:  /s/ Stephen A. Beebe
                                         --------------------------------
                                         Stephen A. Beebe, as Attorney-in-Fact


                                         J.R. Simplot Self Declaration
                                         of Revocable Trust
Dated:   February 13, 2003

                                         By:  /s/ J.R. Simplot
                                         --------------------------------
                                         J.R. Simplot, as Trustee

                                         By:  /s/ Stephen A. Beebe
                                         --------------------------------
                                         Stephen A. Beebe, as Attorney-in-Fact

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